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May 1, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention: Ta Tanisha Meadows and Joel Parker

Re: ABM Industries Incorporated
Form 10-K for Fiscal Year Ended October 31, 2024
Form 8-K Filed December 18, 2024
File No. 1-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), we acknowledge receipt of the Staff’s response dated April 25, 2025, regarding our non-GAAP reconciliation presented in the Form 8-K filed on December 18, 2024, specifically related to the adjustment for “Prior year self-insurance adjustment.”

We respectfully confirm that we will revise our presentation in future filings and earnings materials to exclude the Prior year self-insurance adjustment from our calculation of non-GAAP financial measures, consistent with the Staff’s guidance and in accordance with Item 10(e) of Regulation S-K or Regulation G.

If you have any questions or need further information, please email me at earl.ellis@abm.com.

Very truly yours,

/s/ Earl R. Ellis
Executive Vice President and
Chief Financial Officer